PHASEBIO PHARMACEUTICALS, INC.

11260 El Camino Real, Suite 100

San Diego, CA 92130

January 6, 2020	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer

RE:	PhaseBio Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-235735

Acceleration Request

Requested Date:	January 8, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on January 8, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Madison Jones, counsel to the Registrant, at (202) 728-7087.

Very truly yours,

PhaseBio Pharmaceuticals, Inc.

/s/ John Sharp
John Sharp
Chief Financial Officer

cc: Jonathan P. Mow, Chief Executive Officer
Kris Hanson, Vice President, Head of Legal
Christian E. Plaza, Cooley LLP
Darren K. DeStefano, Cooley LLP